INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza
Greenwich, Connecticut 06830
Tel: (203) 618-5800

July 2, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, DC  20549
Attention:  Michelle Miller and Marc Thomas

Re:
Interactive Brokers Group, Inc.
Responses to the Securities and Exchange Commission’s Comments to
Form 10-K for Year Ending December 31, 2018, Filed February 28, 2019 and
Form 10-Q for the Period Ending March 31, 2019, Filed May 9, 2019
CIK No. 0001381197

Ladies and Gentlemen:

Interactive Brokers Group, Inc. (the “Company”) responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 20, 2019 from the Division of Corporate Finance, Office of Financial Services to Mr. Paul J. Brody, Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the year ending December 31, 2018 and Quarterly Report on Form 10-Q for the period ending March 31, 2019.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.
Form 10-K for the year ending December 31, 2018

Results of Operations
Year Ended December 31, 2018 compared to the Year Ended December 31, 2017
Interest Income and Interest Expense, page 45

1.
We note that your disclosure of net interest income on pages 47 and 52 for the fiscal 2016-2018 periods does not agree with the "net interest income" amounts disclosed in the table on page 48. Please advise and revise in future filings, to provide additional information addressing the reasons for the differences in the "net interest income" amounts disclosed for the periods presented. The impact of any adjustments made in determining the net interest margin should also be addressed.

Response:
The Company notes the Staff’s comment.  The Company believes that it is appropriate to include income that has the same characteristics as interest (e.g., from certain financial instruments or the Company’s FDIC sweep program), in its Net Interest Margin (“NIM”) calculation but is reported as other income in the Company’s statement of comprehensive income. The Company believes that including these items in NIM gives investors a more complete view of the Company’s return on its interest-bearing assets.

The Company has disclosed this information in Note 6 to the “Other net interest income” line item in the NIM table on page 48, which states, “Includes income from financial instruments which has the same characteristics as interest, but is reported in other income in the Company’s consolidated statements of comprehensive income.” In its future filings with the Commission, the Company will enhance this disclosure to include the amounts reported in other income for all periods presented. In addition, the Company will add reference to Note 6 on the “Net interest income” line item. Exhibit A hereto contains an example of the revised disclosure as of December 31, 2018.

Form 10-Q for the period ending March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 40

2.
We note that you recognized, during the quarter ended March 31, 2019, an aggregate loss of $42 million, due to the stock price decline of a security listed on a major U.S. exchange and the inability to liquidate customers' positions which were obtained through margin loans.

Please advise and revise in future filings, to address the following:

•	Disclose whether the gross amount of the loss was $42 million or if this amount was reflective of any debt collections or liquidated collateral;

•	Disclose the amount of subsequent debt collections which have occurred since the end of the quarter; and

•
Disclose how collateral requirements are evaluated and adjusted during a trading day to compensate for potential liquidation and credit risks when there this [sic] is no liquid market and there is the existence of margin loans exist [sic].

Response:
The Company notes the Staff’s comments and in response to the first bullet point the $42 million is net of liquidated collateral. The Company will revise its future disclosures to state whether the loss is a gross amount or if it is reflective of recoveries.
In response to the second bullet point, the Company recovered $5 million from the liquidation of collateral for the month ended March 31, 2019 (amount disclosed on page 110 of the Company’s Form 10-K for the year ended December 31, 2018, of $47 million was as of February 27, 2019). The Company will revise its future disclosures to include material amounts recovered in its discussion of the results of operations.
In response to the third bullet point, the Company’s Risk Management Committee proactively examines various types of potential risks, e.g., scenario-based risks, large position risk, low liquidity risk and collateral valuation, and enhances its margin and exposure systems on a routine basis. The goal of these practices is to identify potentially risky activity by clients before the resulting positions accumulate to a meaningful extent. Based on approved parameters, the Company’s automated credit management system performs the functions of setting margin requirements and collateral valuation in real time throughout the trading day, as well as undertaking automated liquidations when accounts fall below minimum requirements, subject to allowable market conditions.
These practices are disclosed on page 62 of the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2019:
“We have a comprehensive policy implemented in accordance with regulatory standards to assess and monitor the suitability of investors to engage in various trading activities. To mitigate our risk, we also continuously monitor customer accounts to detect excessive concentration, large orders or positions, patterns of day trading and other activities that indicate increased risk to us.
“Our credit exposure is to a great extent mitigated by our policy of automatically evaluating each account throughout the trading day and closing out positions automatically for accounts that are found to be under‑margined. While this methodology is effective in most situations, it may not be effective in situations where no liquid market exists for the relevant securities or commodities or where, for any reason, automatic liquidation for certain accounts has been disabled.”

In connection with the Company’s responses to the Staff’s comments set forth above, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•
the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5800.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary

Exhibit A
Revised disclosure of other income in Note 6 to Net Interest Margin table (emphasis added to highlight changes)

	Year Ended December 31,
	2018	2017	2016

	(in millions)
Average interest-earning assets
Segregated cash and securities	$20,911	$23,824	$24,134
Customer margin loans	29,253	23,289	16,506
Securities borrowed	3,310	3,964	4,155
Other interest-earning assets	4,362	2,930	2,495
FDIC sweeps [1]	1,259	124	2
	$59,095	$54,131	$47,292

Average interest-bearing liabilities
Customer credit balances	$48,179	$45,515	$39,980
Securities loaned	3,982	3,917	2,897
	$52,161	$49,432	$42,877

Net Interest income
Segregated cash and securities, net 2/3	$337	$201	$132
Customer margin loans [4]	677	392	217
Securities borrowed and loaned, net [5]	216	192	160
Customer credit balances, net 2/4/5	(362)	(137)	(3)
Other net interest income 1/3/6	90	40	21
Net interest income[6]	$958	$688	$527

Net interest margin ("NIM")	1.62%	1.27%	1.11%

Annual Yields
Segregated cash and securities	1.61%	0.84%	0.55%
Customer margin loans	2.31%	1.68%	1.31%
Customer credit balances	0.75%	0.30%	0.01%

(1)
Represents the average amount of customer cash swept into FDIC-insured banks as part of our Insured Bank Deposit Sweep Program. This item is not recorded in the Company's consolidated statements of financial condition. Income derived from program deposits is reported in other net interest income in the table above.

(2)
We have reclassified components of net interest income related to currencies with negative interest rates and as such, prior period amounts have been adjusted to conform to the current period presentation. For the twelve months ended December 31, 2017 and 2016, $17 million and $13 million have been reclassified from net interest income on “Segregated cash and securities, net” to “Customer credit balances, net”, respectively.

(3)
We have reclassified certain components of net interest income related to investments in U.S. Treasury notes and reverse repurchase agreements and as such, prior period amounts have been adjusted to conform to the current period presentation. For the twelve months ended December 31, 2017 and 2016, $8 million and $4 million have been reclassified from net interest income on "Segregated cash and securities, net" to "Other net interest income, net", respectively.

(4)
Interest income and interest expense on customer margin loans and customer credit balances, respectively, are calculated on daily cash balances within each customer’s account on a net basis, which may result in an offset of balances across multiple account segments (e.g., between securities and commodities segments).

(5)
We have reclassified components of net interest income related to interest paid on short sale proceeds and as such, prior period amounts have been adjusted to conform to the current period presentation. For the twelve months ended December 31, 2018, 2017 and 2016, ($76) million, ($31) million and ($4) million have been reclassified from net interest income on “Securities borrowed and loaned, net” to “Customer credit balances, net”, respectively. For the quarters ended March 31, 2018, June 30, 2018, September 30, 2018, and December 31, 2018 the amounts reclassified were ($12) million, ($17) million, ($21) million and ($26) million, respectively.

(6)
Includes income from financial instruments which has the same characteristics as interest, but is reported in other income in the Company’s consolidated statements of comprehensive income, of $29 million and $5 million for the twelve months ended December 31, 2018 and 2017, respectively.